UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2008.

or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WAL-MART PUERTO RICO PROFIT SHARING AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Financial Statements
and Supplemental Schedule
Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
As of January 31, 2008 and 2007, and for the year ended January 31, 2008

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2008 and 2007, and for the year ended January 31, 2008

Contents

Report of Independent Registered Public Accounting Firm                             3

Audited Financial Statements

Statements of Net Assets Available for Benefits                                              4
Statement of Changes in Net Assets Available for Benefits                              5
Notes to Financial Statements                                  6

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)           15

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee
Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan as of January 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended January 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended January 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                         /s/ Ernst & Young LLP
July 28, 2008
Rogers, Arkansas

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
	2008	2007
Assets
Investments (at fair value)	$36,461,260	$29,381,717
Wrapper contracts (at fair value)	-	735
Receivables:
Company contributions	7,242,051	6,734,957
Due from broker	750	360
Total receivables	7,242,801	6,735,317
Cash	57,831	1,261
Net assets available for benefits (at fair value)	43,761,892	36,119,030
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	41,330	74,301
Net assets available for benefits	$43,803,222	$36,193,331
See accompanying notes.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended January 31, 2008
Additions
Company contributions	$7,232,103
Associate contributions	791,343
Interest and divided income	1,080,682
Net appreciation in fair value of investments	637,601
Other, net	67,227
Total additions	9,808,956

Deductions
Benefit payments	2,154,037
Administrative expenses	45,028
Total deductions	2,199,065

Net increase	7,609,891
Net assets available for benefits at beginning of year	36,193,331
Net assets available for benefits at end of year	$43,803,222
See accompanying notes.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements
January 31, 2008

1. Description of the Plan

The following description of the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan (the “Plan”) provides only general information regarding the Plan as in effect on January 31, 2008. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of the Puerto Rico Internal Revenue Code of 1994 (the “Code”), as amended, or Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. (“Wal-Mart” or the “Company”) reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.

General

The Plan is a defined contribution plan which was established by the Company on February 1, 1997, as the Wal-Mart Puerto Rico 401(k) Retirement and Savings Plan.  The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan applicable to Puerto Rico participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan.

A participant in the Plan as of October 31, 2003, shall continue to be a participant hereunder from and after November 1, 2003, as long as such individual continues to be eligible. Each eligible employee who was not a participant in the Plan as of October 31, 2003, and has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any plan year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of the Code and ERISA.

The responsibility for operation, investment policy and administration of the Plan (except for day-to-day investment management and control of assets) is vested in the Retirement Plans Committee of the Company. Retirement Plans Committee members are appointed by the Company’s Vice-President, Benefits Planning and Design, with ratification of a majority of sitting committee members.

The trustee function of the Plan is performed by Banco Popular de Puerto Rico (“BPPR”) while Merrill Lynch Investment Managers, LLC (“Merrill Lynch”) is the custodian of the Plan’s assets. BPPR remits all contributions received from the Company to Merrill Lynch who invests those contributions as directed by participants and according to the policies established by the Retirement Plans Committee.  Merrill Lynch makes payouts from the Plan in accordance with the Plan. The custodian is affiliated with Merrill Lynch, Pierce, Fenner & Smith, Inc., the parent corporation of Merrill Lynch.  The Trustee is also affiliated with BlackRock Investment Management, LLC, manager of the Merrill Lynch Equity Index Fund, Merrill Lynch Small Cap Index Fund and the Merrill Lynch Retirement Preservation Trust which are investment options offered under the Plan to participants. Merrill Lynch is the record-keeper for the Plan.

Contributions

All eligible associates participate in the Plan and may elect to contribute from one percent to 10 percent of their eligible wages. Whether or not a participant contributes to the Plan, he or she will receive a portion of the Qualified Non-Elective contribution and Profit Sharing contribution made by Wal-Mart Puerto Rico, Inc. (“Wal-Mart Puerto Rico”) if the participant meets certain eligibility requirements. To be eligible to receive Wal-Mart Puerto Rico’s contributions, the participant must complete at least 1,000 hours of service during the Plan year for which the contributions are made and be employed on the last day of that Plan year.

Wal-Mart Puerto Rico’s contributions are discretionary and can vary from year to year. At the end of each Plan year, the Board of Directors of Wal-Mart Stores, Inc., or its authorized committee or delegate, at their discretion, determines Wal-Mart Puerto Rico's contributions, if any. Wal-Mart Puerto Rico’s contributions for each participant will be based on a percentage of the participant’s eligible wages for the Plan year. For the Plan year ended January 31, 2008, the discretionary contribution percentage was two percent of eligible participants’ compensation for each of Wal-Mart Puerto Rico’s Qualified Non-Elective contribution and Wal-Mart Puerto Rico’s Profit Sharing contribution. Such contributions are subject to certain limitations in accordance with provisions of the Code.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with earnings (losses) net of administrative expenses which are determined by the investments held in each participant’s account; the participant’s contribution; and an allocation of (a) Wal-Mart Puerto Rico’s contributions to the Plan made on the participant’s behalf; and (b) forfeited balances of terminated participants’ nonvested Profit Sharing contributions and forfeited unclaimed checks. Allocations of forfeitures to participants are based on eligible wages. As of January 31, 2008 and 2007, forfeited nonvested Profit Sharing contributions and unclaimed check forfeitures to be reallocated to the remaining participants totaled approximately $352,000 and $270,000, respectively.

Vesting

Participants are immediately vested in all elective contributions, Qualified Non-Elective contributions and Profit Sharing Plan rollover contributions. Through January 30, 2008, a participant’s Profit Sharing contributions vested based on years of service at a rate of 20% per year from years three through seven. Effective January 31, 2008, a participant’s contributions vest starting at 20% at two years of service and increasing 20% each year until fully vested at the end of year six.  The new vesting schedule applies to Company contributions to the Plan for the year ending January 31, 2008, which were paid in March 2008, and to account balances of participants employed on or after that date.  Profit Sharing contributions become fully vested upon Participant retirement at age 65 or above, or total and permanent disability or death.

Payment of Benefits and Withdrawals

Generally, payment upon a participant’s separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company common stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company common stock. Participants may also elect to receive a single lump-sum payment of their Qualified Non-Elective contribution in whole shares of Company common stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company common stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and Qualified Non-Elective contributions are not invested in Company common stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).

The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Plan document. In-service withdrawal of vested balances may be elected by participants who have reached 69 1/2 years of age.

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of the Code and ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, participants’ accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.

Investment Options

A participant may direct Merrill Lynch to invest any portion of his/her elective contributions and Qualified Non-Elective contributions in available investment options. Participant investment options include a variety of mutual funds and common/collective trusts.  Wal-Mart common stock was removed as an investment option on June 15, 2007 and the stable value fund option was removed on December 31, 2007. Participants may change their selections at any time.

Participants’ Profit Sharing contributions and Profit Sharing Plan rollover contributions are invested at the direction of the Retirement Plans Committee for participants with less than three years of service. Participants with at least three years of service may direct Merrill Lynch to invest such contributions in available investment options.

Participant investments not directed by the associate are invested by the Trustee as directed by the Retirement Plans Committee.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

2. Summary of Accounting Policies

Basis of Accounting

Shares of mutual funds are valued at published prices which represent the net asset values of shares held by the Plan at year end.  Shares of money market funds are stated at cost which approximates fair value. Wal-Mart common stock is stated at fair value, which equals the exchange quoted market price on the last business day of the year. Investments in common/collective trust funds are stated at the fair value of the underlying assets determined by Merrill Lynch.  Fully benefit-responsive investment contracts held in the common/collective trust are adjusted to contract value. Traditional and synthetic guaranteed investment contracts previously held by the Plan through a stable value fund are considered to be fully benefit-responsive, and therefore, are recorded at fair value, then adjusted to contract value (Note 3). Contract value represents contributions made under the contract, plus interest at the contract rates, less withdrawals. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid. Wal-Mart Puerto Rico contributions are recorded by the Plan in the period in which they were accrued by Wal-Mart Puerto Rico. Wal-Mart Puerto Rico contributions to the Plan related to the year ending January 31, 2008, were paid in March 2008.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentations.  Non-participant-directed investments in Note 5 as of January 31, 2007 have been reclassified to exclude a portion of participant-directed investments.

Fully Benefit-Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans.  Investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”).  This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands required disclosures about fair value measurements.  The Statement is effective for plan years beginning after November 15, 2007; therefore, the Plan will adopt SFAS 157 on February 1, 2008.  The adoption of SFAS 157 is not expected to have a material impact on the Plan’s net assets and changes in net assets but additional disclosures are expected to be required.

3. Retirement Preservation Fund Investments

The following relates to the stable value fund held by the Plan at January 31, 2007 which was removed as an investment option on December 31, 2007.  There are no investment balances in the stable value fund as of January 31, 2008.

The Plan’s Retirement Preservation Fund (“RPF” or the "Fund") is a stable value investment option for the Plan’s participants only. The RPF is invested in a money market fund, a common/collective trust (the “Retirement Preservation Trust”), traditional guaranteed investment contracts (“GICs”), and synthetic GICs. The synthetic GICs are secured by underlying fixed income assets. Average duration for all investment contracts was 2.7 years at January 31, 2007.  There are no reserves against the contract value for credit risk of the contracted issuer or otherwise.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

3. Retirement Preservation Fund Investments (continued)

Traditional GICs issued by an insurance company are valued by calculating the sum of the present values of all projected future cash flows of each investment.  The discount rate used is provided by other similar maturity investment contracts at year-end.  The fair values of the synthetic GIC wrapper contracts are determined by the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract.  The underlying investments in the synthetic GICs are debt securities that are traded primarily in over-the-counter market and are valued at the last available bid price in the over-the-counter market or on the basis of values obtained by a pricing service.  Pricing services use valuation matrixes that incorporate both dealer-supplied valuations and valuation models.

The Fund enters into book value investment contracts ("BVCs"), also known as synthetic investment contracts.  BVCs are comprised of both investment and contractual components.  The investment component consists of collective investment funds and a pooled  portfolio of actively managed fixed income securities owned by the Fund, referred to as Covered Assets.  This investment component is “wrapped” by contracts ("Wrapper Agreements") issued by third-party financial institutions (generally insurance companies or banks) ("Wrapper Providers").  These Wrapper Agreements generally provide for participant benefit withdrawals and investment transfers at the full contract value of the Wrapper Agreement (i.e., principal plus accrued interest) notwithstanding the actual market value of the underlying investments (i.e., fair value of Covered Assets plus accrued interest).  In this manner, Wrapper Agreements are designed to protect the Fund from investment losses as a result of movements in interest rates.  However, the Wrapper Agreements generally do not protect the Fund from loss if an issuer of covered assets defaults on payments of principal or interest.  A default by the issuer of a covered asset or Wrapper Provider on its obligation could result in a decrease in the value of the Fund’s assets.  The Fund pays wrapper fees to the Wrapper Providers.  Wrapper fees are negotiated separately with each issuer and are generally calculated based on a specified percentage of contract value.

In general, if the contract value of the Wrapper Agreement exceeds the market value of the Covered Assets (including accrued interest), the Wrapper Provider becomes obligated to pay that difference to the Fund in the event that redemptions result in a total contract liquidation.  In the event that there are partial redemptions that would otherwise cause the Wrapper Agreement’s crediting rate to fall below 0%, the Wrapper Provider is obligated to contribute to the Fund an amount necessary to maintain the contract’s crediting rate at not less than 0%.  The circumstances under which payments are made and the timing of payments between the Fund and the Wrapper Provider may vary based on the terms of the Wrapper Agreement.

A synthetic GIC provides for a guaranteed principal plus any credited interest that has accrued over a specified period of time through benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets. The fair value on the synthetic GICs is approximately $1,304,326 at January 31, 2007. Included in the fair value of the synthetic GICs is approximately $735 at January 31, 2007, attributable to wrapper contracts.

All investment contracts held in the portfolio at January 31, 2007 are fully benefit-responsive.  All contracts are effected directly between the RPF, with Merrill Lynch as the Trustee, and the wrapper or issuer of the benefit-responsive feature.  The RPF, with Merrill Lynch as the Trustee, is prohibited from assigning or selling the contract to another party without the consent of the wrapper or issuer.

All benefit-responsive contracts held in the portfolio at January 31, 2007 require that either the repayment of principal and interest credited to participants in the RPF is a financial obligation of the issuer of the investment contract or a wrapper contract provides assurance that the interest crediting rate will not be less than zero.  No event has occurred such that realization of full contract value for a particular investment contract is no longer probable.

The RPF invests in the Retirement Preservation Trust, a stable value collective trust fund.  All investment contracts held in the Retirement Preservation Trust have been individually evaluated for benefit-responsiveness and all are fully benefit-responsive.  There are no restrictions on access to funds for the payment of benefits.

The RPF allows participants daily access to the funds. The terms of the investment contracts held in the portfolio at January 31, 2007 permit all participant-initiated transactions with the RPF to occur at contract value with no conditions, limits or restrictions.  Permitted participant-initiated transactions are those transactions allowed by the Plan, such as withdrawals for benefits or transfer to other funds within the Plan.

The interest crediting rate for each investment contract is determined as follows: the current dollar duration yield to maturity of the underlying investments plus or minus an adjustment for any difference between the contract value and fair value of securities taken over the contract value and the duration of the securities.  The key factors that could influence future crediting rates are changes to market interest rates, changes in the market value of securities, changes in the duration or weighted average life of securities and deposits or withdrawals to investment contracts.  All investment contracts have a 0% minimum interest crediting rate.  All investment contracts are reset at least quarterly, although under certain circumstances such as a large deposit or withdrawal, they may be reset more frequently.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

3. Retirement Preservation Fund Investments (continued)

As interest rates rise, the market value of the underlying securities declines and when interest rates fall, the market value of the underlying securities rises.  The relationship to future interest crediting rates based on a change in interest rates up or down will generally have minimal impact on the crediting rate since the change in rates will generally be offset by the change in market value, except when there is a change in duration.  Duration is a measure of average life of all cash flows in the portfolio on a present value basis.  A change in duration when market values decline (interest rates rise) will reduce the crediting rate if duration shortens and increase the crediting rate if duration lengthens.  A change in duration when market values rise (interest rates fall) will increase the crediting rate when duration falls and decrease the crediting rate when duration rises.  Finally, any deposit or withdrawal to the investment contract will impact the crediting rate based on the relative size of the deposit or withdrawal.

The average yield earned by the entire RPF (which may differ from the interest rate credited to participants in the RPF) was 5.60% at January 31, 2007.  This average yield was calculated by dividing the annualized earnings of all investments in the RPF (irrespective of the interest rate credited to participants in the RPF) by the fair value of all investments in the RPF.

The average yield earned by the entire RPF with an adjustment to reflect the actual interest rate credited to participants in the RPF was 4.89% at January 31, 2007.  This average yield was calculated by dividing the annualized earnings credited to participants in the RPF (irrespective of the actual earnings of the investments in the RPF) by the fair value of all investments in the RPF.

The type of events that could potentially limit the ability of the RPF to transact at contract value could include premature termination of the contracts by the Plan, location closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives.  The likelihood of the occurrence of these events that would limit the Plan’s ability to transact at contract value with the participants in the Plan is not probable.  The RPF also maintains a liquidity protocol such that benefit-responsive contracts are insulated in the portfolio access structure and 69.8% as of January 31, 2007 insulates these benefit-responsive contracts.

The issuer may terminate a benefit-responsive contract with the RPF, with Merrill Lynch as the Trustee, upon occurrence of certain events including, but not limited to, a failure of the RPF, with Merrill Lynch as the Trustee, to comply with contractual requirements; a material mis-representation of the RPF, with Merrill Lynch as the Trustee; failure to remain a qualified plan under the Code; or a merger or termination of the Plan.  If such an event occurs and remains uncured, the issuer may terminate at a settlement amount other than the contract value.

4. Investments

The Trustee holds the Plan’s investments and executes all investment transactions.  The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

During the 2008 Plan year, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated/(depreciated) in value as follows:
Net Appreciation/ (Depreciation) in Fair Value of Investments

Wal-Mart Stores, Inc. Common Stock	$765,193
Mutual Funds	(29,778)
Common/Collective Trusts	(97,814)
Total	$637,601

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

4. Investments (continued)

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:
	January 31,
	2008	2007

Wal-Mart Stores, Inc. Common Stock	$12,949,781	$12,837,107
PIMCO Total Return Fund*	5,303,421	4,955,069
Merrill Lynch Retirement Preservation Trust*	5,124,956	2,811,535
Merrill Lynch Equity Index Trust*	2,715,043	-
Davis New York Venture Fund*	2,556,686	-
Mass Invest Growth Stock Fund*	2,259,964	-
American Europacific R4*	2,175,132	-

*Includes non-participant-directed investments

The contract value for the Merrill Lynch Retirement Preservation Trust is $5,166,286 and $2,865,988 at January 31, 2008 and 2007, respectively.

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:
	January 31,
	2008	2007
Assets:
Mutual Funds	$3,270,243	$1,043,622
Money Market Fund	-	32,870
Common/Collective Trust	1,577,630	363,386
Traditional and Synthetic GICs	-	117,768
Investments (at fair value)	4,847,873	1,557,646
Wrapper contracts (at fair value)	-	42
Contributions receivable	3,544,579	5,429,412
Net assets available for benefit (at fair value)	8,392,452	6,987,100
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	6,262	4,213
Net assets available for benefits	$8,398,714	$6,991,313

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

5. Non-Participant-Directed Investments  (continued)
Year Ended January 31, 2008
Change in net assets:
Contributions	$4,709,912
Net appreciation in fair value of investments	294,878
Benefit payments	(248,803)
Administrative expenses	(14,636)
Net interfund transfers	(3,344,835)
Other, net	10,885
Net increase	1,407,401
Net assets available for benefit at beginning of year	6,991,313
Net assets available for benefits at end of year	$8,398,714

6. Differences between Financial Statements and Form 5500

Reconciliation of net assets available for benefits per the financial statements to the Form 5500:
	January 31,
	2008	2007
Net assets available for benefits per the financial statements	$43,803,222	$36,193,331
Less: Amounts allocated to withdrawn participants	(56,031)	(1,261)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(41,330)	(74,301)
Net assets available for benefits per the Form 5500	$43,705,861	$36,117,769

Reconciliation of net increase per the financial statements to the Form 5500 as of January 31, 2008:
Net increase per the financial statements	$7,609,891
Amounts allocated to withdrawn participants at January 31, 2008	(56,031)
Amounts allocated to withdrawn participants at January 31, 2007	1,261
Add: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at January 31, 2007	74,301
Less: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at January 31, 2008	(41,330)
Net increase per the Form 5500	$7,588,092

Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.  Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value and in the financial statements at contract value.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

7. Tax Status

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury dated February 10, 1999, and subsequently, received a letter dated May 12, 2005, stating that the Plan is qualified under Section 1165(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Code, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

8. Related-Party Transactions

Certain Plan investments are shares of common stock of Wal-Mart Stores, Inc., shares of common/collective trusts and a stable value fund managed by BlackRock Investment Management, LLC. Wal-Mart Stores, Inc. is the Plan sponsor, Merrill Lynch is the trustee and record-keeper as defined by the Plan, and BlackRock Investment Management, LLC is an affiliate of the Trustee, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the trustee and record-keeping services amounted to approximately $45,000 for the year ended January 31, 2008.

9.  Subsequent Event

The Plan was amended, effective March 25, 2008, to allow for the use of forfeited Profit Sharing contributions for Plan administrative expenses.

Supplemental Schedule

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2008
EIN #66-0475164
Plan #004

Identity of Issue and Description of Investment	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustments to Contract Value	Contract Value

COMMON STOCK
Wal-Mart Stores, Inc. Common Stock	$6,566,713	$12,949,781	$-	$-	$-
TOTAL EMPLOYER SECURITIES	6,566,713	12,949,781	-	-	-

MUTUAL FUNDS
AIM International Growth Fund A	65,217	65,984	-	-	-
Allianz RCM Tech Fund CL A	5,772	6,899	-	-	-
American Europacific GR R4	682,411	651,424	-	-	-
American Europacific R4 GM	1,665,939	1,523,708	-	-	-
Ariel Fund	300,385	287,061	-	-	-
Ariel Fund GM	917,625	811,349	-	-	-
Davis New York Venture Fund	679,084	667,500	-	-	-
Davis New York Venture Fund GM	1,677,570	1,889,186	-	-	-
Franklin Templeton Investments Small-Mid Cap Growth A	397,677	376,553	-	-	-
Franklin Templeton Investments Small-Mid Cap Growth Fund GM	859,095	766,321	-	-	-
Massachusetts Investments Growth Stock Fund	575,761	564,220	-	-	-
Massachusetts Investments Growth Stock Fund GM	1,498,882	1,695,745	-	-	-
PIMCO Total Return Fund	1,370,888	1,348,090	-	-	-
PIMCO Total Return Fund GM	3,647,429	3,955,331	-	-	-
TOTAL MUTUAL FUNDS	14,343,735	14,609,371	-	-	-

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), continued
January 31, 2008
EIN #66-0475164
Plan #004

	Identity of Issue and Description of Investment	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustments to Contract Value	Contract Value
	COMMON/COLLECTIVE TRUSTS
*	Merrill Lynch Small Cap Index CT Tier I	259,739	251,813	-	-	-
*	Merrill Lynch Small Cap Index GM	905,127	810,296	-	-	-
*	Merrill Lynch Equity Index Trust I	844,610	867,526	-	-	-
*	Merrill Lynch Equity Index Trust I GM	1,706,053	1,847,517	-	-	-
*	Merrill Lynch Retirement Preservation Trust	2,788,755	2,744,027	-	22,129	2,766,156
*	Merrill Lynch Retirement Preservation Trust - GM	2,400,130	2,380,929	-	19,201	2,400,130
	TOTAL COMMON/COLLECTIVE TRUSTS	8,904,414	8,902,108	-	41,330	5,166,286

	TOTAL INVESTMENTS	$29,814,862	$36,461,260	$-	$41,330	$5,166,286

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                      Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Date: July 29, 2008                                                                         By:                        /s/ Stephen R. Hunter
                                              Stephen R. Hunter
                                       Vice President Benefits Planning and Design
                                       Wal-Mart Stores, Inc.